

Mail Stop 3561

July 14, 2010

George H. Glatfelter II, CEO
P. H. Glatfelter Company
96 South George Street, Suite 500
York, Pennsylvania 17401

> **Re:**   **P. H. Glatfelter Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-03560**

Dear Mr. Glatfelter:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1.   We partially reissue comment one from our letter dated June 22, 2010. Please confirm that you will file exhibit 10(l) as an exhibit with your next periodic report.

You may contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: John P. Jacunski, CFO
        Fax: (717) 846-7208